STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
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DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
STRATASYS LTD.

The Board of Directors recommends a vote FOR Proposals 1, 2, 3 & 4.			For	Against	Abstain

1.	Re-election of the following nominees to serve as directors of the Company until the next annual general meeting of shareholders:

	1a.	Elchanan Jaglom	☐	☐	☐

	1b.	S. Scott Crump	☐	☐	☐

	1c.	Victor Leventhal	☐	☐	☐

	1d.	John J. McEleney	☐	☐	☐

	1e.	Dov Ofer	☐	☐	☐

	1f.	Ziva Patir	☐	☐	☐

	1g.	David Reis	☐	☐	☐

	1h.	Yair Seroussi	☐	☐	☐

	1i.	Adina Shorr	☐	☐	☐

2.

Approval of additional performance-based grant of 10,000 RSUs and additional $200,000 cash payment to each of David Reis (Vice Chairman and Executive Director) and Dov Ofer (director) for continuing additional services on oversight committee of the Board

			☐	☐	☐

3.	Approval of $150,000 bonus for S. Scott Crump (Chairman of Executive Committee and CIO) in respect of (i) 2018 year and (ii) service on oversight committee of the Board		☐	☐	☐
		For	Against	Abstain

4.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2019 and additional period until next annual meeting	☐	☐	☐

For address changes/comments, mark here (see reverse side for instructions).		☐
		Yes	No
Please indicate if you plan to attend this meeting		☐	☐

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2019 Annual General Meeting of Shareholders of Stratasys Ltd. (the “Annual Meeting”) or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of 2019 Annual General Meeting was published via press release and Form 6-K on November 21, 2019.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

STRATASYS LTD.
2019 Annual General Meeting of Shareholders
11:30 a.m. Israel Time
December 31, 2019

Law Offices of Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

To obtain directions to the location of the 2019 Annual General Meeting of Shareholders, you can contact Investor Relations at:

Stratasys Ltd.
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Yonah Lloyd - Vice President of Investor Relations
Email: Yonah.Lloyd@stratasys.com

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020	1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel
PROXY

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "Company"), hereby appoints Lilach Payorski, David Chertok and Jonathan M. Nathan, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned holds of record as of November 25, 2019, at the 2019 Annual General Meeting of Shareholders of the Company to be held at 11:30 a.m., Israel time, on December 31, 2019 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3 AND 4, AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

If you have any question concerning how to complete or submit this proxy, please contact Yonah Lloyd, the Company’s Vice President of Investor Relations, at Yonah.Lloyd@stratasys.com.

Address Changes/Comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side